THE GUARDIAN BOND FUND, INC.
SHAREHOLDER VOTING SUMMARY
SEPTEMBER 28, 2006

On September 28, 2006, a special meeting of security holders was held to consider the following proposal, with voting results as shown below. Reference is made to the Prospectus/Proxy Statement on Form N-14 filed with the Commission with respect to the proposal described below.

The accession number for the N-14 filing is as follows:
0001104659-06-057234
The Guardian Bond Fund, Inc.


Approval of the Agreement and Plan of Reorganization, dated August
15, 2006, between The Guardian Bond Fund, Inc. and RS Variable Products Trust, on behalf of RS Investment Quality Bond VIP Series.

   For             Against         Abstain         Total
 <S
     26,360,545.964     909,176.605   2,242,343.971  29,512,066.540